SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934

(Amendment No. 3 )*



                     Name of Issuer:  PanAmSat Corp.



          Title of Class of Securities:  Common Stock, Par $.01



                            CUSIP Number:  69830X 108



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









CUSIP No. 69830X 108



1.  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



Firstar Investment Research & Management Company



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(a)  [ ]

(b)  [x]



3.  SEC USE ONLY







4.  CITIZENSHIP OR PLACE OF ORGANIZATION



State of organization:  Wisconsin



NUMBER OF    5.  SOLE VOTING POWER



 SHARES          0 (Based upon filing person's understanding
that, as a result                     of merger and
reorganization transactions, all shares of
this security have been converted into cash and/or the
             right to receive shares of "new" PanAmSat
Corporation                         common stock, CUSIP # 697933
109)



BENEFICIALLY 6.  SHARED VOTING POWER



  OWNED BY       0 (Based upon filing person's understanding
that, as a result                     of merger and
reorganization transactions, all shares of
this security have been converted into cash and/or the
             right to receive shares of "new" PanAmSat
Corporation                         common stock, CUSIP # 697933
109)



    EACH     7.  SOLE DISPOSITIVE POWER



  REPORTING      0 (Based upon filing person's understanding
that, as a result                     of merger and
reorganization transactions, all shares of
this security have been converted into cash and/or the
             right to receive shares of "new" PanAmSat
Corporation                         common stock, CUSIP # 697933
109)



   PERSON    8.  SHARED DISPOSITIVE POWER



    WITH         0 (Based upon filing person's understanding
that, as a result                     of merger and
reorganization transactions, all shares of
this security have been converted into cash and/or the
             right to receive shares of "new" PanAmSat
Corporation                         common stock, CUSIP # 697933
109)



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



0 shares    (Based upon filing person's understanding that, as a
result of                 merger and reorganization
transactions, all shares of this                    security
have been converted into cash and/or the right to
    receive shares of "new" PanAmSat Corporation common stock,
CUSIP              # 697933 109)





10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*



[ ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



0%



12.  TYPE OF REPORTING PERSON*



IA





Item 1(a).  Name of Issuer:



PanAmSat Corp.



Item 1(b).  Address of Issuer's Principal Executive Offices:



One Pickwick Plaza

Greenwich, Connecticut 06830



Item 2(a).  Name of Person Filing:



Firstar Investment Research & Management Company



Item 2(b).  Address of Principal Business Office or, if none,
Residence:



777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202



Item 2(c).  Citizenship:



State of organization:  Wisconsin



Item 2(d).  Title of Class of Securities:



Common Stock, Par $.01



Item 2(e).  CUSIP Number:



69830X 108



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:



(a)  [ ]  Broker or Dealer registered under section 15 of the Act



(b)  [ ]  Bank as defined in section 3(a)(6) of the Act



(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act



(d)  [ ]  Investment Company registered under section 8 of the
Investment Company Act



(e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940



(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)



(g)  [ ] Parent Holding Company, in accordance with
240.13d-1(b)(ii)(G)  (Note:  See Item 7)



(h)  [ ]  Group in accordance with 240.13d-1(b)(1)(ii)(H)



Item 4.  Ownership:



(a)  Amount Beneficially Owned as of May 31, 1997:



0 shares  (Based upon filing person's understanding that, as a
result of                 merger and reorganization
transactions, all shares of this security            have been
converted into cash and/or the right to receive shares of "new" PanAmSat Corporation common stock, CUSIP # 697933 109)



(b)  Percent of Class:



0%



(c)  Number of Shares as to which such person has:



(i)  sole power to vote or to direct the vote:



0      (Based upon filing person's understanding that, as a
result of merger          and reorganization transactions, all
shares of this security have been         converted into cash
and/or the right to receive shares of "new"
PanAmSat Corporation common stock, CUSIP # 697933 109)





(ii)  shared power to vote or to direct to the vote:



0      (Based upon filing person's understanding that, as a
result of merger          and reorganization transactions, all
shares of this security have been         converted into cash
and/or the right to receive shares of "new"
PanAmSat Corporation common stock, CUSIP # 697933 109)





(iii)  sole power to dispose or to direct the disposition of:



0      (Based upon filing person's understanding that, as a
result of merger          and reorganization transactions, all
shares of this security have been         converted into cash
and/or the right to receive shares of "new"
PanAmSat Corporation common stock, CUSIP # 697933 109)



(iv)  shared power to dispose or to direct the disposition of:



0      (Based upon filing person's understanding that, as a
result of merger          and reorganization transactions, all
shares of this security have been         converted into cash
and/or the right to receive shares of "new"
PanAmSat Corporation common stock, CUSIP # 697933 109)



Item 5.  Ownership of Five Percent or Less of a Class.



If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].



Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.



Not Applicable



Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.



Not Applicable



Item 8.  Identification and Classification of Members of the
Group.



Not Applicable



Item 9.  Notice of Dissolution of Group.



Not Applicable



Item 10.  Certification.



Not Applicable







Signature.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  June 9, 1997



FIRSTAR INVESTMENT RESEARCH & MANAGEMENT COMPANY







By:  /s/ Jeffrey Squires



Name/Title: Jeffrey Squires, Operations Officer











POWER OF ATTORNEY



With Respect to Section 13 Reports





       Know all men by these presents, that the undersigned hereby constitutes and appoints Jeffrey Squires, Operations Officer, its true and lawful attorney and agent at any time and from time to time to execute for and on behalf of the undersigned initial and amended reports on Schedules 13G in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the rules promulgated thereunder, and to file the same with the Securities and Exchange Commission. The undersigned grants said attorney and agent full power and authority to do and perform each and every act and thing requisite, necessary and proper to be done in the exercise of any of the rights and powers therein granted, hereby ratifying and confirming all that each said attorney and agent shall lawfully do or cause to be done by virtue hereof and the rights and powers herein granted.



         The undersigned hereby acknowledges that the attorney and agent appointed herein does not assume any responsibilities of the undersigned under Section 13 of the Act.



         This Power of Attorney shall remain in full force and effect unless and until revoked by the undersigned by written notice delivered to said attorney and agent.



         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 10th day of February, 1997.



                          FIRSTAR INVESTMENT RESEARCH &

                          MANAGEMENT COMPANY





                          By: /s/ Mary Ellen Stanek
                                          Mary Ellen Stanek,
President